Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands except ratio)
(Unaudited)

Nine Months Ended September 30, 2002
Earnings:
Income before income taxes	$93,131
Adjustments:
Net interest expense (1)	99,320
Amortization of capitalized interest	6,777
Portion of rental expense representative of interest	2,050
Undistributed income of affiliate	34,024
Preferred dividends (2)	(2,875)
Minority interest of majority-owned subsidiaries	54,760

$287,187

Fixed Charges:
Net interest expense (1)	$99,320
Capitalized interest	3,912
Preferred dividends (2)	2,875
Portion of rental expense representative of interest	2,050

$108,157

Ratio of earnings to fixed charges and preferred dividends	2.7

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(2)	During the second quarter of 2002, the Company redeemed all outstanding shares of preferred stock.